Exhibit 99.1

Contacts:	For Reynolds American:	For Lorillard:
	Media: David Howard	Media: Meaghan Repko or Andrea Rose
	(336) 741-3489	(212) 355-4449

	Investor Relations: Morris Moore	Investor Relations: Bob Bannon
	(336) 741-3116	(336) 335-7665

REYNOLDS AMERICAN TO ACQUIRE LORILLARD

IN TRANSACTION VALUED AT $27.4 BILLION

Company Will Have Strong, Balanced Portfolio of Iconic Brands Across Key Categories

WINSTON-SALEM, NC and GREENSBORO, NC – (July 15, 2014)

TRANSACTION HIGHLIGHTS

—   Newport to Join Reynolds American’s Operating Companies’ Key Brands - Camel, Pall Mall, Natural American Spirit, Grizzly and VUSE

—   Next Step in Transforming Tobacco for Reynolds American

—   R.J. Reynolds to Sell Selected Brands and Assets to a subsidiary of Imperial Tobacco Group, PLC (“Imperial”), Significantly Enhancing Imperial’s U.S. Competitive Positioning

—   British American Tobacco p.l.c. (“BAT”) to Maintain 42% Ownership Position in Reynolds American, Lorillard Shareholders to Hold 15%

—   Reynolds American and BAT Agree in Principle to a Joint Technology-Sharing Strategy for Next-Generation Products

—   Acquisition to Further Fuel Reynolds American’s Investment in Innovation

—   Acquisition Expected to be Accretive in First Full Year, with Strong Double-Digit Accretion in the Second Year and Beyond

—   Significant Cost Savings and Combination Benefits

—   A Joint Conference Call and Webcast to Discuss the Transaction will be Held Today at 8 a.m. ET. See Details on Page 5

Reynolds American Inc. (NYSE: RAI), a leading tobacco products company and the parent company of R.J. Reynolds Tobacco Company, and Lorillard, Inc. (NYSE: LO), the third largest tobacco company in the U.S. and maker of Newport cigarettes, today announced that they have entered into a definitive agreement in which RAI has agreed to acquire Lorillard in a cash-and-stock transaction currently valued at $68.88 per Lorillard share, or a total of $27.4 billion, including the assumption of net debt.

Under the terms of the transaction, which has been approved by the boards of directors of both companies, Lorillard shareholders will receive, for each Lorillard share, $50.50 in cash and 0.2909 of a share in RAI stock at closing, representing $68.88 per share based on RAI’s closing share price yesterday. That represents a premium of 40.4% to the stock price on February 28th, the last trading day prior to initial media speculation around a possible transaction, and a premium of 12.6% to the stock price on July 2nd, prior to more recent news reports.

Following the transaction, RAI is projected to have over $11 billion in revenues and approximately $5 billion in operating income, and its operating companies will have growth pillars across key industry categories: Newport, Camel, Pall Mall and Natural American Spirit in combustible cigarettes; Grizzly in smokeless tobacco; and VUSE in the growing e-cigarette market.

RAI also announced today that it has reached an agreement with Imperial, the fourth-largest international tobacco company, under which Imperial has agreed to purchase the KOOL, Salem, Winston, Maverick and blu eCigs brands and other assets and liabilities for a total consideration of $7.1 billion in cash. RAI expects to receive net cash proceeds of approximately $4.4 billion after taxes. The addition of these brands to Imperial’s U.S. operations will more than triple its share of the U.S. cigarette market, position it for long-term success in traditional tobacco products and the growing e-cigarette category, and elevate it to the status of a major U.S. competitor for the first time.

As part of the divestiture, Imperial will acquire certain assets owned by Lorillard including its manufacturing and R&D facilities in Greensboro, N.C., and approximately 2,900 employees, including a national sales force. The closing of the sale of these assets to Imperial is conditioned upon, among other things, RAI’s completion of the acquisition of Lorillard.

BAT, RAI’s largest shareholder, has reiterated its strong confidence in the prospects of RAI and is fully supportive of, and has agreed to vote its shares in favor of, the transaction. As part of the transaction, BAT will maintain its 42 percent ownership in RAI through an investment of approximately $4.7 billion (based on RAI’s closing share price of $60.16 as of July 2, 2014, the same share price used to determine the stock component of Lorillard shareholders’ consideration).

In addition, RAI and BAT have agreed in principle to pursue an ongoing technology-sharing initiative for the development and commercialization of next-generation tobacco products, including heat-not-burn cigarettes and vapor products.

Susan Cameron, RAI’s president and chief executive officer, will continue in that role after completion of the acquisition, and the company will remain headquartered in Winston-Salem, N.C. Murray Kessler, Lorillard’s chairman, president and chief executive officer, will join RAI’s board after the closing of the transaction.

Complementary Core Strengths

“Reynolds American and Lorillard have complementary core strengths and the addition of Newport to our operating companies’ existing key brand portfolios – including flagship brands Camel, Pall Mall, Natural American Spirit and Grizzly – will enhance our ability to compete in the combustible cigarette and smokeless categories,” said Cameron. “We are also confident in R.J. Reynolds Vapor Company’s digital vapor cigarette VUSE, which offers superior technology and has received very positive early results in its national rollout. This transaction will provide RAI with additional resources to invest in innovation, R&D and its operating companies’ brands. This will benefit adult tobacco consumers and wholesale and retail customers alike.”

“We are proud of Lorillard’s record of shareholder value creation and operational success, and we view this transaction, which provides a significant premium to our shareholders, as the culmination of our efforts,” said Kessler. “Importantly, we consider these transactions not only a win for our shareholders, but also a win for our customers, consumers and employees. We look forward to working with Reynolds American and Imperial to complete these transactions.”

“We are confident in the strategic and financial merits of these transactions,” Nicandro Durante, chief executive officer of BAT, said. “Additionally, we find the long-term prospects of this combination compelling, which is why we are making an additional investment in Reynolds American.”

Creates Stronger, More Diversified Industry Player

The acquisition of Lorillard will significantly strengthen and diversify R.J. Reynolds’ cigarette portfolio, resulting in the most balanced offering in the industry with brands including Newport, Camel and Pall Mall. The addition of Newport will be a key component of R.J. Reynolds’ future growth-brand strategy as Newport leads the U.S. menthol category. Lorillard reported that Newport ended 2013 with a 12.6 percent share of market, and the brand has demonstrated a solid growth trajectory over the past three decades.

R.J. Reynolds will also enjoy increased geographic capabilities resulting from its brands’ strength in the Western U.S. and Lorillard’s complementary strong presence in the Eastern U.S.

Cameron said RAI believes R.J. Reynolds Vapor Company’s VUSE brand is a game-changing vapor product. “We made the determination several years ago to internally design and develop VUSE as the first digital vapor cigarette, and intend to remain focused on its growth and expansion nationwide. Imperial is getting a great brand in blu eCigs, and will remain a key competitor in that growing category of the industry.

“Additionally, our agreement with BAT to jointly pursue development of new tobacco products, such as heat-not-burn cigarettes and vapor products, holds great promise for global growth in those categories,” Cameron said. “This will certainly enhance value for all shareholders.”

Cameron said that the company is confident that the review of the menthol category of the U.S. cigarette market underway at the Food and Drug Administration (FDA) will result in reasonable, science-based regulatory decisions.

“We agree with the FDA that menthol in cigarettes is not associated with an increase in disease risk to the user compared to non-menthol cigarettes. We further believe that current scientific evidence does not support that there is any greater population-level risk as a result of menthol in cigarettes. The agency’s commitments to science-based regulation, coupled with a transparent rulemaking process, will allow us to manage this issue over time,” Cameron said.

The synergies and higher sales volumes resulting from this transaction will position RAI’s operating companies to fuel continued investment in product development, R&D and innovation for the long-term future of the company. RAI anticipates that after completion of the acquisition, R.J. Reynolds will begin hiring for manufacturing and selected other positions and that process is expected to extend over an 18-month period.

The transaction will also fuel RAI’s continued investment in its transforming tobacco agenda: leading change in the industry by driving innovation throughout its businesses, redefining enjoyment for adult tobacco consumers, reducing the harm caused by smoking, and accelerating the decline in youth tobacco use.

Financial Highlights

RAI believes this transaction will be attractive to its shareholders, allowing them to realize future value through significant cost savings and the company’s enhanced growth prospects. The transaction also represents excellent value for Lorillard shareholders through both the cash component and continued participation through their ownership of RAI stock. Upon closing, Lorillard shareholders will own approximately 15 percent of RAI.

RAI has a strong track record of successful integration efforts, such as those undertaken following the acquisitions of Santa Fe Natural Tobacco Company and American Snuff Company, and the business combination with Brown & Williamson Tobacco Corp. The company expects to achieve cost savings of approximately $800 million on a run-rate basis, primarily stemming from a reduction in corporate expenses and the assumption by Imperial of certain Lorillard operations along with the divested brands.

RAI expects the transaction to be accretive to earnings in the first full year, with strong double-digit accretion in the second year and beyond (on a percentage basis). RAI plans to maintain its current dividend policy until the transaction closes and is committed to a strong dividend policy thereafter, targeting a dividend payout ratio of 75 percent going forward. Lorillard will continue its existing dividend policy until the deal closes. RAI will generate significant cash flows and expects to maintain its investment grade credit rating following the transaction. RAI has secured fully-committed bridge financing and expects to issue permanent financing for the transaction.

The RAI/Lorillard transaction is subject to customary closing conditions including approval by shareholders of both companies, as well as regulatory approval. The Imperial transaction is subject to approval by shareholders of the company, as well as regulatory and other approvals and other customary closing conditions. RAI expects the transactions to close in the first half of 2015. The RAI/Lorillard transaction and the Imperial transaction are scheduled to close substantially at the same time. Once the transaction is completed, a transition period will commence during which R.J. Reynolds will contract manufacture KOOL, Salem and Winston for Imperial and Imperial will contract manufacture Newport for R.J. Reynolds.

Lazard is lead financial advisor to RAI and J.P. Morgan Securities LLC is financial advisor. RAI’s legal advisor is Jones Day. Lorillard’s financial advisors are Centerview Partners and Barclays and its legal advisor is Simpson Thacher & Bartlett.

Investor Conference Call and Webcast Details

On Tuesday, July 15 at 8 a.m. Eastern Time U.S., Reynolds American and Lorillard will host a joint call and webcast for the investment community to discuss the transaction.

Speakers:	Susan Cameron, president and CEO of RAI
Murray Kessler, chairman, president and CEO of Lorillard
Tom Adams, executive vice president and CFO of RAI
Morris Moore, vice president – investor relations of RAI

Webcast access: The joint call will be available online on a listen-only basis at http://cache.merchantcantos.com/webcast/webcaster/4000/7464/7467/37923/Lobby/default.htm. All remarks made during the conference call will be current at the time and will not be updated to reflect subsequent material developments.

Call-in Numbers:	877-390-5533 (U.S. toll-free)
678-894-3969 (International)

While news media representatives will not be permitted to ask questions during the call, they are welcome to monitor the remarks on a listen-only basis. Following the call, media representatives may direct inquiries to David Howard at (336) 741-3489.

An investor presentation will be available on the investor sections of the RAI and Lorillard websites after the call, as well as on a newly launched transaction website, www.reynoldsamericaninfo.com.

Transaction Website

For more information on the transaction, including a video interview with Susan Cameron and Murray Kessler, please visit www.reynoldsamericaninfo.com. A high-resolution video for rebroadcast can be downloaded from the website.

About Reynolds American Inc.

Reynolds American Inc. (NYSE: RAI) is the parent company of R.J. Reynolds Tobacco Company; American Snuff Company, LLC; Santa Fe Natural Tobacco Company, Inc.; Niconovum USA, Inc.; Niconovum AB; and R.J. Reynolds Vapor Company.

—	R.J. Reynolds Tobacco Company is the second-largest U.S. tobacco company. R.J. Reynolds’ brands include two of the best-selling cigarettes in the U.S.: Camel and Pall Mall. These brands, and its other brands, including Winston, Kool, Doral, Salem, Misty and Capri, are manufactured in a variety of styles and marketed in the U.S.
—	American Snuff Company, LLC is the nation’s second-largest manufacturer of smokeless tobacco products. Its leading brands are Grizzly and Kodiak.
—	Santa Fe Natural Tobacco Company, Inc. manufactures and markets Natural American Spirit 100% additive-free natural tobacco products, including styles made with organic tobacco.
—	Niconovum USA, Inc. and Niconovum AB market innovative nicotine replacement therapy products in the U.S. and Sweden, respectively, under the Zonnic brand name.
—	R.J. Reynolds Vapor Company makes and markets VUSE e-cigarettes, a highly differentiated vapor product.

Copies of RAI’s news releases, annual reports, SEC filings and other financial materials, including risk factors containing forward-looking information, are available at www.reynoldsamerican.com. To learn how RAI and its operating companies are transforming the tobacco industry, go to the RAI website, Transforming Tobacco.

About Lorillard, Inc.

Lorillard, Inc. (NYSE: LO), through its Lorillard Tobacco Company subsidiary, is the third largest manufacturer of cigarettes in the United States. Founded in 1760, Lorillard Tobacco is the oldest continuously operating tobacco company in the U.S. Newport, Lorillard’s flagship premium cigarette brand, is the top selling menthol and second largest selling cigarette in the U.S. In addition to Newport, the Lorillard product line has four additional cigarette brand families marketed under the Kent, True, Maverick and Old Gold brand names. These five brands include 43 different product offerings which vary in price, taste, flavor, length and packaging. Lorillard, through its other subsidiaries, is also a leading global electronic cigarette company, marketed under the blu eCigs and SKYCIG brands. Newport, Kent, True, Maverick, Old Gold, blu eCigs and SKYCIG are the registered trademarks of Lorillard and its subsidiaries. Lorillard maintains its corporate headquarters and manufactures all of its traditional cigarette products in Greensboro, North Carolina.

About British American Tobacco

British American Tobacco is a global tobacco Group with brands sold in more than 200 markets. It employs more than 57,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by one in eight of the world’s one billion smokers. BAT has leadership in more than 60 markets around the world. The Group generated £5.5 billion profit from operations in 2013.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission (the “SEC”).

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Except as provided by federal securities laws, neither Reynolds American or Lorillard is under any obligation to, and each expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

PARTICIPANTS IN THE SOLICITATION

Reynolds American and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds American and Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of

Reynolds American and Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds American’s directors and executive officers is contained in Reynolds American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.